Eaton Corporation Eaton Center 1111 Superior Avenue Cleveland, OH. 44114-2584 tel: 216/523-5000
May 17, 2011
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Rufus Decker, Accounting Branch Chief

Re:	Eaton Corporation Form 10-K Report for Year Ended December 31, 2010 and Definitive 14A Proxy Statement filed March 18, 2011 File Number 001-01396
Dear Mr. Decker:
Eaton Corporation, an Ohio corporation (“we,” “us”, or the “Company”), is submitting this letter in response to the comment letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated April 19, 2011 (the “Comment Letter”) with respect to the Company’s Form 10-K Report for year ended December 31, 2010 (the “Report”) and definitive proxy statement on Schedule 14A filed March 18, 2011 (the “Proxy Statement”).
Below are the Company’s responses to each comment presented in the Comment Letter. For the convenience of the Staff, we have repeated each comment before the related response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010
Signatures, page 13
1.	We note that your principal financial officer has executed your annual report on Form 10-K for the fiscal year ended December 31, 2010 only on behalf of the registrant. In future filings, please have your principal financial officer execute your filing, on his own behalf, in his capacity as your principal financial officer. Please refer to the signature requirements of Form 10-K.

Response:

In future filings, we will be sure to have our principal financial officer execute the document in his individual capacity.

United States Securities and Exchange Commission

May 17, 2011
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 20
2.	The operating activities section of your cash flow statement includes a line item titled “other-net”. Since this amount represents 15% of total cash provided by operating activities for the year ended December 31, 2010, please supplementally describe for us the nature of the individually significant items included in this line item. Please revise your future filings to disaggregate this amount into smaller components. Please also revise your future filings to present changes in other assets separate from changes in other liabilities. Please show us in your supplemental response what the revisions will look like.

Response:

As requested by the Staff, in future filings we will disaggregate individually significant items in our operating cash flow statement presentation included within Other-net. Accordingly, in future filings we would propose the following operating cash flow statement presentation:

(In millions)	2010
Operating activities
Net income	$937
Adjustments to reconcile to net cash provided by operating activities
Depreciation and amortization	551
Deferred income taxes	26
Pension expense	179
Contributions to pension plans	(403)
Changes in working capital
Accounts receivable-net	(305)
Inventory	(219)
Accounts payable	322
Accrued compensation	203
Other current assets	(46)
Other current liabilities	12
Other-net	25

Net cash provided by operating activities	1,282

United States Securities and Exchange Commission

May 17, 2011
Note 2 — Acquisitions of Businesses, page 26
3.	We note that you increased your ownership interest in Chloride Phoenixtec Electronics from 50% to 100% during 2010. Please tell us how you considered the need to provide a separate schedule showing the effects of any changes in Eaton Corp’s ownership interest in Chloride Phoenixtec on the equity attributable to Eaton Corp. Please refer to ASC 810-10-50-1A(d) and ASC 810-10-55-4G.

Response:

To clarify for the Staff, Chloride Phoenixtec Electronics (“Chloride Phoenixtec”) was not a consolidated entity prior to our acquiring the incremental 50% interest in 2010. During October of 2010, we purchased the remaining 50% interest in Chloride Phoenixtec for less than $2 million, which transaction had a de minimis impact on our consolidated financial statements.
Note 7 — Commitments and Contingencies, page 36
4.	In the “Legal Proceedings” section on page 6, we note that, to comply with Regulation S-K Item 103 disclosure requirements, you cross-reference to the discussion of legal proceedings in Note 7 of the Notes to Consolidated Financial Statements. In future filings, please disclose all of the information required by Regulation S-K Item 103. In this regard, you should disclose the name of the Brazilian court in which proceedings are pending, the date the proceeding was instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding, and the relief sought.

Response:

In future filings, we will disclose the information requested above with respect to this proceeding and other information required under Regulation S-K Item 103.

5.	While we understand that you are appealing the Brazilian court system’s judgment in the matter involving a Brazilian company sold by Eaton in 2006 and you have recognized a pretax provision of $36 million, we seek to better understand the facts and circumstances surrounding this litigation. It appears that you did not provide any substantive disclosures regarding the existence of this legal matter in your 2007, 2008 or 2009 Form 10-Ks. It also appears no disclosures were provided in any of your 2010 Forms 10-Q. In light of the significant impact this litigation had on your fiscal 2010 results of operations, please tell us the following:
•	Provide a comprehensive timeline explaining the facts and circumstances surrounding this litigation;

•	How you determined that the fourth quarter of fiscal 2010 was the first time you had sufficient information to determine that a loss was probable and could be reasonably estimated; and

United States Securities and Exchange Commission

May 17, 2011
•	Tell us how you believe you applied the provisions of ASC 450-20 to the disclosures in your fiscal 2007, 2008, and 2009 Forms 10-K despite neither providing any substantive updates about the status of the litigation nor disclosing a range of contingent losses when it appears likely that at some point prior to December 31, 2010, there was at least a reasonable possibility that a loss may have been incurred.
Response:

The litigation in Brazil that the Staff references in the inquiry is entitled Raysul v. Saturnia. This lawsuit was pending at the time we acquired a large power quality business (Powerware) that included a small Brazilian subsidiary, Saturnia, a defendant party to the litigation. The lawsuit was brought by a distributor of Saturnia who had been terminated and sued for lost commissions as a result of the termination. The Company subsequently sold Saturnia, including all of its assets and liabilities. Because Saturnia was the only defendant party in the lawsuit, our view, confirmed by our legal advisors, was and continues to be, that, under established legal precedent in Brazil, any liabilities associated with this litigation could not be imposed on the Company or its other affiliated companies. As a result, we did not provide any disclosure of this matter prior to the 4th quarter of 2010 as we considered the likelihood that the plaintiff would prevail against the Company or its affiliates to be remote.

A comprehensive timeline of the lawsuit follows:
•	November 1, 2001: The Raysul v. Saturnia lawsuit was filed in a local court in Porto Allegre, State of Rio Grande do Sol, Brazil.

•	June 9, 2004: We acquired the Powerware power quality business, which included a small Brazilian subsidiary, Saturnia.

•	November 29, 2005: In Raysul v. Saturnia, initial judgment was rendered against Saturnia in the amount of Reais 1.7 million ($1.08 million).

•	November 1, 2006: We sold Saturnia to a Brazilian company, ALTM, including all assets and liabilities, which included the contingency related to the Raysul v. Saturnia lawsuit.

•	2007-2009: We learned for the first time in May of 2010 that the lawsuit was progressing through the Brazilian appellate court system during this period (2007-2009). Because neither the Company nor any of its subsidiaries were a party to the lawsuit, we were not notified of any interim decisions.

•	February, 2010: Following the exhaustion of appeals in Raysul v. Saturnia, the trial judge determined that Saturnia’s corporate veil could be pierced and the assets of a Brazilian subsidiary of the Company (which was not a party to this litigation) could be accessed to satisfy the judgment. This highly unusual determination was made without the Company or its Brazilian subsidiaries being notified or heard on the matter.

United States Securities and Exchange Commission

May 17, 2011
We only learned of this ruling on May 18, 2010 when the plaintiff took the action described in the next bulleted item.

•	May 18, 2010: The plaintiff attempted to enforce the judgment against the Company’s Brazilian subsidiary by attaching its bank accounts. This is when we first became aware of a possible claim against the Company’s Brazilian subsidiary in this matter. This attachment was vacated on June 29, 2010 when the Company’s request to substitute a bank guaranty was accepted, so that a court of competent jurisdiction could consider the matter. We believe that the action of the plaintiff in attempting to attach the accounts of our subsidiary was clearly illegal and we were successful in having the attachment quickly vacated.

•	After filing various procedural motions with the trial court, on October 1, 2010, our Brazilian subsidiaries initiated an action in the state court of appeal in Porto Allegre, Rio Grande do Sol, to challenge the trial court’s action. During this time period, we continued to believe that the decision to pierce the corporate veil was patently incorrect and would be reversed. We continued to believe the likelihood that the plaintiff would prevail in the matter was remote. However, on December 15, 2010, the state court of appeal in Porto Allegre denied our subsidiaries’ challenge to the trial court’s action in Raysul v. Saturnia.
Our first opportunity to be fully heard in this matter was on October 1, 2010 in the action before the Porto Allegre state court of appeal, which rendered its decision on December 15, 2010.

In the fourth quarter of 2010, based on the ruling by the appeals court that the assets of the Company’s Brazilian subsidiary could be accessed to satisfy the judgment, we accrued a $36 million charge for the liability. In the course of the many years since the original claim, the judgment plus accrued interest had escalated under Brazilian rules. The amount of the charge was based upon the estimate of the judgment plus interest and monetary correction as at the end of the period. We recorded the charge because our assessment of further appeals in the matter, confirmed by our legal advisors, did not support a probable reversal of this decision on appeal. However, we continue to defend the litigation and believe that we have a reasonable chance of ultimately prevailing in this matter on appeal.

6.	We note that in your June 9, 2010 response to comment five from our letter dated May 17, 2010, you indicated that there were no damage claims remaining for consideration in the Meritor matter. If this statement continues to be accurate, please revise your future filings to indicate that fact. Please also show us how you will revise your future filings to more fully describe the open and unresolved aspects of this matter and why you were unable to estimate any potential loss related to the unresolved aspects of this matter as of December 31, 2010.

United States Securities and Exchange Commission

May 17, 2011
Response:

We have updated our description of the Meritor matter in the notes to the financial statements contained in our Form 10-Q Report for the first quarter of 2011 to indicate that Eaton has filed a motion for entry of final judgment of liability, zero damages and no injunctive relief, and that motion is currently pending. There were no developments in the matter in all of 2010. Given that the Meritor expert witness damages report was excluded from the case, and that the Company’s expert report filed with the court concluded there were no damages, the Company continues to be unable to estimate any reasonable range of potential damages it may incur in this matter, other than zero (which does not include fees for attorneys which are estimated to be immaterial).

7.	On page 37, you disclose the amount of your accruals related to environmental contingencies. Please refer to ASC 450-20-50 and address the following:
•	Revise your future filings to disclose if it is reasonably possible that losses in excess of the amount you have accrued could be material. Disclose the range of reasonably possible additional losses, or state that you cannot estimate the amount. Please show us in your supplemental response what your revisions to future filings will look like.

•	If you cannot estimate the range of additional losses, please provide us with a comprehensive explanation as to why you cannot establish a range.
Response:

We will revise our future filings environmental contingency disclosure as follows:

Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party under the federal Superfund law at a number of disposal sites. The Company became involved in these sites through the Company’s voluntary decision, in connection with business acquisitions, or as a result of government action. At the end of 2010, the Company was involved with a total of 80 sites world-wide, including the Superfund sites mentioned above, with none of these sites being individually significant to the Company.

United States Securities and Exchange Commission

May 17, 2011
Remediation activities, generally involving soil and/or groundwater contamination, include pre-cleanup activities such as fact finding and investigation, risk assessment, feasibility study, design and action planning, performance (where actions may range from monitoring, to removal of contaminants, to installation of longer-term remediation systems), and operation and maintenance of a remediation system. The extent of expected remediation activities and costs varies by site. A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated the costs of remediation, which will be paid over a period of years. The Company accrues an amount on an undiscounted basis, consistent with the estimates of these costs when it is probable that a liability has been incurred. Actual results may differ from these estimates. At December 31, 2010 and 2009, the Company had an accrual totaling $71 and $80, respectively, for these costs.

Based upon Eaton’s analysis and subject to the difficulty in estimating these future costs, the Company expects that any sum it may be required to pay in connection with environmental matters is not reasonably possible to exceed the liability by an amount that would have a material adverse effect on its financial position, results of operations or cash flows. All of these estimates are forward-looking statements and, given the inherent uncertainties in evaluating environmental exposures, actual results can differ from these estimates.
Note 8 — Income Taxes, page 37
8.	We note your disclosure on page 38 that you have not provided any provision for income taxes on undistributed foreign earnings of $6 billion as of December 31, 2010. Please tell us if you have repatriated any foreign earnings during the past three fiscal years and during 2011 through the date of your response. If so, please tell us and disclose in future filings the facts and circumstances surrounding each of these repatriations. Please show us in your supplemental response what your revisions to future filings will look like.

Response:

To reaffirm to the Staff, we have not established any provision for income taxes on undistributed earnings of non-U.S. subsidiaries of $6 billion at December 31, 2010, as it is our intention to indefinitely reinvest undistributed earnings in foreign subsidiaries.

Cash that is permanently reinvested under ASC 740-30-25-18 is typically used to expand operations either organically or through acquisitions in developing markets as well as other mature foreign markets where the Company targets increased market share. Over the past decade we have aggressively grown non-U.S. sales which now approximate 55% of the Company’s overall product shipments. The Company’s largest growth areas that require capital are in developing foreign markets such as India, Brazil, the Middle East,

United States Securities and Exchange Commission

May 17, 2011
Africa, Southeast Asia and China. The Company’s U.S. operations normally generate cash flow sufficient to satisfy our U.S. needs. This fact has generally eliminated a structural need for international repatriations, unless such repatriations are otherwise advantageous to the Company from a tax perspective. The Company’s repatriation policy provides that shareholder value should not be compromised by “round-tripping” foreign earnings back through the U.S. tax system. Such action would needlessly trigger a U.S. tax obligation, where such earnings would subsequently be sent back out of the U.S. to be permanently reinvested in foreign markets.

In future filings we will include the following disclosure in the footnotes to the consolidated financial statements:

The Company’s largest growth areas that require capital are in developing foreign markets such as India, Brazil, the Middle East, Africa, Southeast Asia and China. The cash that is permanently reinvested under ASC 740-30-25-18 is typically used to expand operations either organically or through acquisitions in such developing markets as well as other mature foreign markets where the Company targets increased market share. The Company’s U.S. operations normally generate cash flow sufficient to satisfy U.S. operating requirements.

This disclosure will be expanded if facts and circumstances change and foreign taxable dividends become material.

With respect to the Staff’s inquiry regarding cash repatriation, we have initiated 14 cash remittances to the U.S. from 7 foreign affiliates totaling $88.2 million over the past three years, primarily related to non-taxable distributions of previously taxed income (PTI). These PTI cash remittances comprise $67.7 million, or 77% of all cash remittances. PTI relates to certain types of non-U.S. earnings by foreign affiliates that are immediately subject to U.S. tax and, as such, are not subject to U.S. tax upon repatriation. The remaining non-U.S. cash remittances over the past three years were related to non-taxable return on capital distributions in the aggregate amount of $5.7 million and taxable foreign dividends totaling $14.8 million.

9.	We note your disclosure on page 41 that you received a significant tax assessment in an international jurisdiction. Please show us how you will revise your future filings to more fully describe the nature of the tax assessment, quantify the amount you were assessed by the international jurisdiction and the reasons why this matter is expected to require at least 10 years to resolve.

Response:

As described below, we do not expect there will be any significant change to the disclosure, contained on page 47 of the report, in future filings until the tax matter reaches the judicial level in the Brazilian court, unless there is an earlier change in facts and circumstances pursuant to the measurement rules of ASC 740-10-50-15.

United States Securities and Exchange Commission

May 17, 2011
The Brazilian government provides three levels of Administrative Appeals that are expected to span five years before the matter would reach the initial judicial review stage. If the matter is not decided in favor of the Company at one of the three available Administrative levels, a judicial appeal will be pursued. The three judicial levels of appeal are estimated to span an additional five to eight years due to the extended nature of the Brazilian legal review processes. Therefore, this tax matter is expected to require a minimum of 10 years to resolve. At this time, we do not believe we will ultimately be required to pay any of the assessment.

The fact that we elected to disclose in the Report at this early stage was driven by several unusual facts and circumstance in the Brazil tax system that are not comparable to those in most other countries. These factors include: (1) penalties were assessed at 150% of the tax assessment (which will continue to compound over time) even though all facts had been fully disclosed to the tax authorities in a formal ruling request, and (2) tax assessments cannot be settled by compromise in Brazil.

The tax audit assessment relates to the amortization of a step-up in tax basis for goodwill generated from the acquisition of third party businesses and corporate reorganizations in Brazil. Based on the law and regulations during the time of the transactions, the amortization at issue is a valid tax deduction. The Brazil tax law has not changed during the periods subsequent to the transactions. Furthermore, we filed and received a favorable tax ruling on the key aspects of the corporate reorganization transaction that were not specifically covered by the plain meaning of the local tax statutes and regulations. The ruling request fully disclosed all steps of the transaction. The period of assessment is tax years 2004 through 2008 and includes $61.4 million for corporate income tax and $22.1 million for federal social contribution tax. The assessment notice also contained $143.1 million in penalties and interest, notwithstanding the fact that we sought and obtained a tax ruling disclosing all of the relevant facts. We continue to believe that there is not a valid basis for an adjustment due to this tax matter.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Business Segment Results of Operations, page 55
10.	We note from your disclosures on page 50 that the majority of changes in total corporate expenses between the periods presented appear to be the result of changes in pension and other postretirement benefits expense as well as changes to other corporate expenses — net. Although you discuss the reasons for the changes in your pension expenses on page 60, it appears that your MD&A does not address the reasons for changes in other corporate expense — net between periods. Please show us how you will revise your MD&A in future filings to explain what is included in other corporate expense — net and the reasons for material fluctuations in amounts between periods presented.

United States Securities and Exchange Commission

May 17, 2011

Response:

In future filings we will include a chart and related discussion in MD&A, Results of Operations of the nature and significant reasons for any material change to Total corporate expense as follows:

Corporate Expense

		Change		Change
	2010	from 2009	2009	from 2008	2008
Amortization of intangible assets	$181	6%	$170	6%	$161
Interest expense-net	136	(9%)	150	(4%)	157
Pension and other postretirement
benefits expense	120	(43%)	212	50%	141
Other corporate expense-net	227	97%	115	(44%)	206

Total corporate expense	$664	3%	$647	(3%)	$665

Total Corporate expense increased by 3% in 2010 to $664 from $647 in 2009 due primarily to a 97% increase in Other corporate expense-net comprised of higher general corporate expense as Eaton returned to normal operating levels in 2010 from the depressed levels of 2009, a pretax charge of $36 related to a legal judgment in Brazil and higher expense associated with LIFO inventories. These items were partially offset by a 43% decrease in Pension and other postretirement benefits expense due to the absence of pension settlement and curtailment expense in 2010 that were incurred in 2009 as a result of limitations imposed by the Pension Protection Act on pension lump-sum distributions and the 2009 workforce reduction. Total Corporate expense decreased by 3% in 2009 to $647 from $665 in 2008 due primarily to a 44% decrease in Other corporate expense-net which was partially offset by a 50% increase in Pension and other postretirement benefits expense due to the factors noted above.
Liquidity, Capital Resources and Changes in Financial Condition, page 58
11.	We note from your disclosures on page 37 that the majority of your income before income taxes is generated outside of the United States. Please revise your future filings to disclose the amount of cash and short term investments held outside of the United States as of the most recent period presented. If a large portion of your cash and short term investments are held outside of the United States, please consider revising your liquidity discussion to address the need to pay taxes on these amounts if they are repatriated. Please show us in your supplemental response what the revisions will look like.

United States Securities and Exchange Commission

May 17, 2011
Response:

As described in our response to comment 8 above, our present intention is to indefinitely reinvest undistributed earnings of non-U.S. subsidiaries, and not to repatriate any significant amounts of cash to the U.S. for the foreseeable future. As previously discussed, cash and short term investments that reside in non-U.S. locations are necessary to support growth in developing foreign markets such as India, Brazil, the Middle East, Africa, Southeast Asia and China which require capital. The cash that is permanently reinvested in these developing areas is typically used to expand operations either organically or through acquisitions. Because we do not have an intention to repatriate any significant amounts of cash for the foreseeable future, we do not expect to pay any U.S. tax on these assets that reside in non-U.S. locations.

Approximately 66% of consolidated cash and short term investments resided in non-U.S. locations at December 31, 2010. However, as noted in our response to comment 8, our U.S. operations generate cash flow in an amount which satisfies our U.S. operating requirements. Therefore, because we do not intend to repatriate cash and pay U.S. tax on these assets, we do not believe it would be meaningful to a reader of our financial statements to disclose the amount of cash and short term investments held in non-U.S. locations in future filings. If facts and circumstances change, we will consider providing an appropriate disclosure in our MD&A in future filings.
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14 A
Compensation Discussion and Analysis
Long-Term Incentive Compensation
2009-2010 Extension Grant Awards, page 23
12.	With a view toward future disclosure, please tell us how you determined the caps on the 2007-2010 ESIP and the 2009-2010 Extension Grant award opportunities, both individually and in the aggregate.

Response:

The caps on our incentive programs are in keeping with our Pay for Performance culture and are intended to prevent executives from benefiting from unintended windfalls.

The award opportunities and performance objectives for the 2007-2010 Executive Strategic Incentive Plan (“ESIP”) were established in February 2007. ESIP is a performance-based, long-term incentive plan that is intended to align executives’ interests with those of our shareholders and foster executives’ retention. The threshold, target and maximum award opportunities established for each Named Executive Officer were disclosed in the Grants of Plan Based Awards Table on page 33 of our 2008 Proxy Statement. When the 2007-2010 ESIP award period was established, the award

United States Securities and Exchange Commission

May 17, 2011
opportunities generated by the achievement of corporate Operating Earnings Per Share (“EPS”) and Cash Flow Return on Gross Capital (“CFR”) objectives were capped at 200% of the target opportunity and could be further modified for individual performance. The individual performance factor was capped at 150%. The corporate performance maximum of two-times target and maximum individual rating of 150% are long-standing caps that have existed not only within our long-term cash plan (ESIP), but also apply to our short-term Executive Incentive Plan. The caps at these levels are consistent with the maximum incentive opportunities as reported by the companies that respond to the compensation surveys to which we subscribe and are prevalent among our Peer Group.

As described on page 34 of our 2011 Proxy Statement, in February 2009, the Compensation and Organization Committee (“the Committee”) realized that the EPS and CFR objectives for the open ESIP periods covering 2006-2009, 2007-2010 and 2008-2011 were largely unattainable. At that time, the Committee established Extension Grant opportunities which were intended to foster engagement and retention during the severe economic downturn, and reward executives for their efforts in leading us through the downturn. Although the Extension Grants were intended to provide some value that had been “lost” due to the downturn, they were not intended to deliver the full potential of the original ESIP grants.

By way of additional background to the 2009-2010 Extension Grant cap, the Committee had determined, as described on pages 33-34 of our 2010 Proxy Statement, that the aggregate ESIP and Extension Grant opportunities would be capped under the successive ESIP and corresponding Extension Grant periods (2006-2009 and 2009; 2007-2010 and 2009-2010; 2008-2011 and 2009-2011, respectively). The caps provided a mechanism to avoid the potential of delivering large payouts in the event of a rapid recovery that could have been influenced by factors other than our own performance. The Committee determined that aggregate award opportunities should be progressive and correspond to potential business and economic recovery. The initial 2009 aggregate award opportunity was capped at 90% because the Committee determined it would not be appropriate to earn a target 100% bonus given expected 2009 financial performance. In fact, the first Extension Grant (for the 2009 period) paid out at 0%. For successive periods, the caps would gradually increase assuming the potential for the Company’s financial performance to incrementally improve as economic conditions improved. The following table sets forth each ESIP grant and corresponding Extension Grant, the aggregate payout cap, and the combined results for the payouts. Note that the table does not take into account individual performance ratings or stock price appreciation.

United States Securities and Exchange Commission

May 17, 2011

		Plan
Grant Type	Grant Period	Maximum	Actual
ESIP Grant	2006-2009	200%	25%
Extension Grant	2009	65%	0%
Aggregate Payout		Capped at 90%	25%

ESIP Grant	2007-2010	200%	25%
Extension Grant	2009-2010	100%	50%
Aggregate Payout		Capped at 125%	75%

ESIP Grant	2008-2011	200%
Extension Grant	2009-2011	125%
Aggregate Payout		Capped at 150%
As shown, the aggregate awards under both the 2007-2010 ESIP and 2009-2010 Extension Grant were capped at 125%, but in fact, paid out at 75%.

All of these actions were taken as a result of our pay for performance culture which strives to deliver awards at target when our performance aligns with the median performance of our Peer Group and above target awards if our performance is at or exceeds the top 25 percent of our peer group.
Components of Executive Compensation and Benefits
Short-Term Incentives, page 31
13.	We note your statement that you use “the average of the median annual incentive value as reported in three compensation surveys” to determine your executives’ targets. Please reconcile this statement with your disclosure on page 29 that you do not use peer group compensation data to determine executives’ targets.

Response:

We subscribe to and participate in three nationally recognized executive compensation surveys as reported on page 28 of our 2011 Proxy Statement. We use the data reported in these surveys for each component of compensation to establish individual compensation targets for our executives. When conducting our market analysis, we use the survey results for “Industrial” companies (as categorized by the survey vendors), that may be publicly or privately held, that have revenues of between $5 billion and $30 billion. The companies that participate in each vendor’s survey vary, and there are approximately 100-120 companies represented in the $5 billion to $30 billion scope we extract from each vendor’s database. We typically set our compensation targets at the median of this data because our revenue falls at approximately the median revenue of the survey respondents. Although each vendor publishes a list of companies that participated in its survey, we have no way of identifying the specific companies that reported data for the positions to which we benchmark our executives’ positions. For example, 20 companies

United States Securities and Exchange Commission

May 17, 2011
may report data for a given position or component of pay; however, we are not able to ascertain which 20 of the 120 companies that participated in the survey reported data for that particular position or component. Therefore, we are neither able to identify nor accurately provide a list of component companies that report data for the components that we use as the basis for establishing our executives’ targets.

Additionally, we do not consider the survey respondents as our “Peer Group.” Instead, we have identified a group of sixteen publicly-held, Diversified Industrial Companies (as listed on page 30 of our 2011 Proxy Statement) that we consider to be our Peers. This is the same group used by our Board of Directors in reviewing our Strategic and Profit Plans and is the group with whom we are most likely to compete with for talent and business. We do not use the pay reported by these sixteen companies to establish compensation targets, but each July we do share with our Committee these companies’ publicly-reported financial and compensation data to retrospectively compare target and actual compensation for Named Executive Officers, as well as financial performance. If we observe a significant discrepancy between the compensation opportunity for one of our Named Executive Officers and the comparable position among the peer group, we consider the peer proxy data as a secondary data point. This data supplements, but does not replace, the survey data (as described above) that is used as the basis for making compensation recommendations. Additionally, we use the publicly-reported data to determine how each of our Peers establishes its pay for performance profile relative to its own peer group. We use this analysis to determine whether we are setting appropriately high performance hurdles for our incentive plans. The Peer Group studies are not used to set individual compensation targets, but do provide insight that the Committee considers when making decisions on future compensation strategies. In future proxy statements, we will make sure that this distinction is made clear to the reader.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Report and the Proxy Statement, that staff comments or changes to disclosure in responses to comments do not foreclose the Commission from taking any action with respect to the Report or the Proxy Statement, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned.
Sincerely,

/s/ Richard H. Fearon
Richard H. Fearon
Vice Chairman and Chief Financial and Planning Officer